UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2014

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K for the quarter ended March 31, 2014. This Form 6-K is hereby incorporated by reference into the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the SEC on April 24, 2012 on Form F-3ASR (Registration No. 333-180895), the Registration Statement of Seaspan Corporation filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), the Registration Statement of Seaspan Corporation filed with the SEC on August 19, 2013 on Form F-3ASR (Registration No. 333-190718), as amended on October 7, 2013 and the Registration Statement of Seaspan Corporation filed with the SEC on April 29, 2014 on Form F-3ASR (Registration No. 333-195571).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: April 30, 2014	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED MARCH 31, 2014

Unless we otherwise specify, when used in this Report the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly owned subsidiaries (including Seaspan Ship Management Ltd.), which we acquired in January 2012.

References to shipbuilders are as follows:

Shipbuilder	Reference
CSBC Corporation, Taiwan	CSBC
Hyundai Heavy Industries Co., Ltd.	HHI
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu

References to customers are as follows:

Customer	Reference

China Shipping Container Lines (Asia) Co., Ltd. (1)	CSCL Asia
Compañia Sud Americana De Vapores S.A.	CSAV
COSCO Container Lines Co., Ltd. (2)	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd, AG	Hapag-Lloyd
Hapag-Lloyd USA, LLC	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.	MOL
Yang Ming Marine Transport Corp.	Yang Ming Marine

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL
(2)	A subsidiary of China COSCO Holdings Company Limited

We use the term “twenty foot equivalent unit”, or “TEU”, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our vessels. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The information and the unaudited consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission, or the Commission, on March 11, 2014, or our 2013 Annual Report. Unless otherwise indicated all amounts in this Report are presented in U.S. Dollars, or USD. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP.

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	March 31, 2014	December 31, 2013

Assets
Current assets:
Cash and cash equivalents	$287,350	$476,380
Short-term investments	1,752	11,675
Accounts receivable (note 2)	68,203	68,217
Prepaid expenses	30,556	22,671
Gross investment in lease	21,170	21,170

	409,031	600,113
Vessels (note 3)	5,092,644	4,992,271
Deferred charges (note 4)	51,068	53,971
Gross investment in lease	53,733	58,953
Goodwill	75,321	75,321
Other assets	100,314	106,944
Fair value of financial instruments (note 13(b))	53,202	60,188

	$5,835,313	$5,947,761

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$60,664	$65,634
Current portion of deferred revenue (note 5)	25,572	27,683
Current portion of long-term debt (note 6)	143,303	388,159
Current portion of other long-term liabilities	40,452	38,930

	269,991	520,406

Deferred revenue (note 5)	4,502	4,143
Long-term debt (note 6)	2,872,698	2,853,459
Other long-term liabilities	560,907	572,673
Fair value of financial instruments (note 13(b))	426,745	425,375

Shareholders’ equity:
Share capital (note 7):
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 24,170,531 shares issued and outstanding (2013 – 18,970,531)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 93,453,508 shares issued and outstanding (2013 – 69,208,888)	1,177	882
Treasury shares	(379)	(379)
Additional paid in capital	2,172,471	2,023,622
Deficit	(433,576)	(411,792)
Accumulated other comprehensive loss	(39,223)	(40,628)

	1,700,470	1,571,705

	$5,835,313	$5,947,761

Commitments and contingencies (note 11)

Subsequent events (note 14)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31,	2014	2013

Revenue	$167,983	$164,924

Operating expenses:
Ship operating	41,252	37,546
Depreciation and amortization	43,732	42,753
General and administrative	8,043	7,791
Operating lease	1,103	1,086

	94,130	89,176

Operating earnings	73,853	75,748

Other expenses (income):
Interest expense	17,561	15,484
Interest income	(1,106)	(187)
Undrawn credit facility fees	566	397
Amortization of deferred charges (note 4)	2,003	2,110
Change in fair value of financial instruments (note 13(b))	36,343	2,666
Equity loss on investment	232	34
Other expenses (income)	226	(362)

	55,825	20,142

Net earnings	$18,028	$55,606

Earnings per share (note 8):
Class A common share, basic	$0.03	$0.57
Class A common share, diluted	0.03	0.53

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

Three months ended March 31,	2014	2013

Net earnings	$18,028	$55,606

Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments	1,405	1,802

Comprehensive income	$19,433	$57,408

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Three months ended March 31, 2014 and year ended December 31, 2013

	Number of common shares	Number of preferred shares				Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Series A	Series C	Series D	Series E
Balance, December 31, 2012, carried forward	63,042,217	200,000	14,000,000	3,105,000	—	$631	$173	$(312)	$1,859,068	$(594,153)	$(46,840)	$1,218,567

Net earnings	—	—	—	—	—	—	—	—	—	299,028	—	299,028

Other comprehensive income	—	—	—	—	—	—	—	—	—	—	6,212	6,212

Series D preferred shares issued	—	—	—	2,000,000	—	—	20	—	49,980	—	—	50,000

Class A common shares issued	3,500,000	—	—	—	—	35	—	—	76,965	—	—	77,000
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	(5,959)	—	—	(5,959)

Dividends on class A common shares	—	—	—	—	—	—	—	—	—	(76,340)	—	(76,340)

Dividends on Series C and D preferred shares	—	—	—	—	—	—	—	—	—	(38,493)	—	(38,493)

Amortization of Series C issuance costs	—	—	—	—	—	—	—	—	1,174	(1,174)	—	—

Shares issued through dividend reinvestment program	1,561,838	—	—	—	—	16	—	—	31,945	—	—	31,961

Share-based compensation expense (note 9):
Restricted class A common shares, phantom share units and stock appreciation rights issued	79,088	—	—	—	—	—	—	—	14,004	—	—	14,004

Other share-based compensation	206,200	—	—	—	—	2	—	—	4,740	—	—	4,742

Fleet growth payments	820,697	—	—	—	—	8	—	—	(8)	—	—	—

Preferred shares repurchased, including related expenses	—	—	(334,469)	—	—	—	(3)	—	(8,287)	(660)	—	(8,950)

Treasury shares	(1,152)	—	—	—	—	—	—	(67)	—	—	—	(67)

Balance, December 31, 2013	69,208,888	200,000	13,665,531	5,105,000	—	$692	$190	$(379)	$2,023,622	$(411,792)	$(40,628)	$1,571,705

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity (Continued)

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Three months ended March 31, 2014 and year ended December 31, 2013

	Number of common shares	Number of preferred shares				Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Series A	Series C	Series D	Series E
Balance, December 31, 2013, carried forward	69,208,888	200,000	13,665,531	5,105,000	—	$692	$190	$(379)	$2,023,622	$(411,792)	$(40,628)	$1,571,705

Net earnings	—	—	—	—	—	—	—	—	—	18,028	—	18,028

Other comprehensive income	—	—	—	—	—	—	—	—	—	—	1,405	1,405

Conversion of Series A preferred shares (note 7)	23,177,175	(200,000)	—	—	—	232	(2)	—	(230)	—	—	—

Series E preferred shares issued (note 7)	—	—	—	—	5,400,000	—	54	—	134,946	—	—	135,000

Fees and expenses in connection with issuance of preferred shares	—	—	—	—	—	—	—	—	(4,599)	—	—	(4,599)

Dividends on class A common shares	—	—	—	—	—	—	—	—	—	(28,993)	—	(28,993)

Dividends on preferred shares	—	—	—	—	—	—	—	—	—	(10,540)	—	(10,540)

Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	279	(279)	—	—

Shares issued through dividend reinvestment program	675,461	—	—	—	—	7	—	—	14,668	—	—	14,675

Share-based compensation expense (note 9):
Restricted class A common shares, phantom share units and stock appreciation rights issued	43,936	—	—	—	—	—	—	—	2,153	—	—	2,153

Other share-based compensation	74,780	—	—	—	—	1	—	—	1,635	—	—	1,636

Fleet growth payments	273,564	—	—	—	—	3	—	—	(3)	—	—	—

Treasury shares	(296)	—	—	—	—	—	—	—	—	—	—	—

Balance, March 31, 2014	93,453,508	—	13,665,531	5,105,000	5,400,000	$935	$242	$(379)	$2,172,471	$(433,576)	$(39,223)	$1,700,470

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

Three months ended March 31,	2014	2013

Cash from (used in):

Operating activities:
Net earnings	$18,028	$55,606
Items not involving cash:
Depreciation and amortization	43,732	42,753
Share-based compensation (note 9)	2,303	2,811
Amortization of deferred charges (note 4)	2,003	2,110
Amounts reclassified from other comprehensive loss to interest expense	1,192	1,579
Unrealized change in fair value of financial instruments	2,921	(28,869)
Equity loss on investment	232	34
Other	266	—
Changes in assets and liabilities:
Accounts receivable and gross investment in lease	5,286	(20,707)
Prepaid expenses	(1,735)	(3,577)
Other assets and deferred charges	509	(2)
Accounts payable and accrued liabilities	2,013	(2,673)
Deferred revenue	(1,752)	(14,317)
Other long-term liabilities	(830)	(465)

Cash from operating activities	74,168	34,283

Financing activities:
Preferred shares issued, net of issuance costs (note 7)	130,401	—
Draws on credit facilities (note 6)	340,000	9,000
Repayment of credit facilities (note 6)	(627,637)	(21,007)
Other long-term liabilities	(10,244)	(10,073)
Financing fees (note 4)	(525)	(11,877)
Dividends on common shares	(14,318)	(9,172)
Dividends on preferred shares	(10,540)	(9,119)

Cash used in financing activities	(192,863)	(52,248)

Investing activities:
Expenditures for vessels	(79,581)	(59,229)
Short-term investments	9,923	(30,273)
Intangible assets	(625)	1,118
Recoverable from affiliate (note 2)	(52)	—
Investment in affiliate	—	(1,111)

Cash used in investing activities	(70,335)	(89,495)

Decrease in cash and cash equivalents	(189,030)	(107,460)

Cash and cash equivalents, beginning of period	476,380	393,478

Cash and cash equivalents, end of period	$287,350	$286,018

Supplemental cash flow information (note 10)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.	Basis of presentation:

The accompanying interim financial information of Seaspan Corporation (the “Company”) has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2013 audited annual consolidated financial statements. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2013 consolidated financial statements filed with the Securities and Exchange Commission in the Company’s 2013 Annual Report on Form 20-F.

2.	Related party transactions:

The Company incurred the following costs with related parties:

Three months ended March 31,	2014	2013

Arrangement fees	—	3,052
Transaction fees	1,538	860
Reimbursed expenses	59	18

Arrangement and transaction fees are paid to related parties in connection with debt or lease financing and pursuant to new build contracts, purchase or sale contracts, respectively.

At March 31, 2014, the Company had $57,764,000 (December 31, 2013 - $56,152,000) due from Greater China Intermodal Investments LLC (“GCI”) of which $55,012,000 is in connection with vessels that GCI will acquire pursuant to a right of first refusal which bears interest at 5% or 6% per annum. The Company also had $1,577,000 (December 31, 2013 - $1,614,000) due from other related parties included in accounts receivable and $704,000 (December 31, 2013 - $611,000) due to related parties included in accounts payable.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.	Vessels:

March 31, 2014	Cost	Accumulated depreciation	Net book value

Vessels	$5,496,622	$763,122	$4,733,500
Vessels under construction	359,144	—	359,144

Vessels	$5,855,766	$763,122	$5,092,644

December 31, 2013	Cost	Accumulated depreciation	Net book value

Vessels	$5,391,713	$720,814	$4,670,899
Vessels under construction	321,372	—	321,372

Vessels	$5,713,085	$720,814	$4,992,271

Included in vessels under construction is capitalized interest costs of $1,833,000 (March 31, 2013 - $1,638,000).

4.	Deferred charges:

	Dry-docking	Financing fees	Total

December 31, 2013	$12,247	$41,724	$53,971
Cost incurred	(26)	525	499
Amortization expensed	(1,087)	(2,003)	(3,090)
Amortization capitalized	—	(312)	(312)

March 31, 2014	$11,134	$39,934	$51,068

5.	Deferred revenue:

	March 31, 2014	December 31, 2013

Deferred revenue on time charters	$18,828	$21,099
Deferred interest on lease receivable	6,869	7,903
Other deferred revenue	4,377	2,824

Deferred revenue	30,074	31,826
Current portion	(25,572)	(27,683)

Deferred revenue	$4,502	$4,143

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

6.	Long-term debt:

	March 31, 2014	December 31, 2013

Long-term debt:
Revolving credit facilities	$1,225,996	$2,268,841
Term loan credit facilities	1,790,005	972,777

Long-term debt	3,016,001	3,241,618
Current portion	(143,303)	(388,159)

Long-term debt	$2,872,698	$2,853,459

Effective January 31, 2014, the maturity date for the $1.0 billion credit facility (the “Facility”) was extended from May 2015 to May 2019, the outstanding amount of the Facility was reduced to $433,800,000 and the margin was increased. The reduction in the outstanding amount of the Facility was funded by drawing $340,000,000 under existing credit facilities, one of which is secured by certain vessels that were pledged as collateral under the Facility, and approximately $260,000,000 of cash on hand.

On March 27, 2014, the Company cancelled its $150,000,000 revolving credit facility. No amounts were drawn under this facility as of March 27, 2014.

7.	Share capital:

Preferred shares:

As at March 31, 2014, the Company had the following preferred shares outstanding:

			Liquidation preference
	Shares		March 31, 2014	December 31, 2013
Series	Authorized	Issued

A	315,000	—	$—	$344,262
B	260,000	—	—	—
C	40,000,000	13,665,531	341,638	341,638
D	20,000,000	5,105,000	127,625	127,625
E	15,000,000	5,400,000	135,000	—
R	1,000,000	—	—	—

On January 28, 2014, the Company held a special meeting of shareholders and approved an increase to the number of the Company’s authorized shares of preferred stock from 65,000,000 to 150,000,000 with a corresponding increase in the number of authorized shares of capital stock from 290,000,100 to 375,000,100.

On January 30, 2014, the Company’s outstanding 200,000 Series A preferred shares automatically converted into a total of 23,177,175 Class A common shares.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

7.	Share capital (continued):

On February 13, 2014, the Company issued 5,400,000 Series E preferred shares for gross proceeds of $135,000,000. The Series E preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8.25% per annum from their date of issuance. At any time on or after February 13, 2019, the Series E preferred shares may be redeemed by the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series E preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

8.	Earnings per share (“EPS”):

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

Three months ended March 31, 2014	Earnings (numerator)	Shares (denominator)	Per share amount

Net earnings	$18,028
Less preferred share dividends:
Series A	(3,395)
Series C	(8,393)
Series D	(2,426)
Series E	(1,423)

Basic EPS:
Earnings attributable to common shareholders	$2,391	85,844,000	$0.03

Effect of dilutive securities:
Share-based compensation	—	96,000
Contingent consideration (note 11(d))	—	469,000

Diluted EPS:
Earnings attributable to common shareholders	$2,391	86,409,000	$0.03

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.	Earnings per share (continued):

Three months ended March 31, 2013	Earnings (numerator)	Shares (denominator)	Per share amount

Net earnings	$55,606
Less preferred share dividends:
Series A	(9,050)
Series C	(8,620)
Series D	(1,543)

Basic EPS:
Earnings attributable to common shareholders	$36,393	63,767,000	$0.57

Effect of dilutive securities:
Share-based compensation	—	364,000
Contingent consideration (note 11(d))	—	977,000
Shares held in escrow	—	189,000
Convertible Series A preferred shares	9,050	20,693,000

Diluted EPS:
Earnings attributable to common shareholders plus assumed conversion	$45,443	85,990,000	$0.53

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.	Share-based compensation:

A summary of the Company’s outstanding restricted shares, phantom share units and stock appreciation rights (“SARs”) as of and for the period ended March 31, 2014 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV	Number of SARs	W.A grant date FV

December 31, 2013	48,880	$17.01	657,000	$14.02	7,072,945	$2.32
Granted	43,936	22.57	—	—	—	—
Vested	(48,880)	17.01	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled	—	—	—	—	—	—

March 31, 2014	43,936	22.57	657,000	14.02	7,072,945	$2.32

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At March 31, 2014, 568,334 (December 31, 2013 - 460,000) of the outstanding phantom share units were vested and available for exchange by the holder. As at March 31, 2014, there are 720,912 (December 31, 2013 - 738,514) remaining shares left for issuance under this Plan.

During the three months ended March 31, 2014, the Company recognized $459,000 (March 31, 2013 - $599,000) in compensation cost related to restricted share units and phantom share units. The total fair value of restricted shares vested was $831,000 (March 31, 2013 - $902,000).

At March 31, 2014, there was $3,320,000 (December 31, 2013 - $6,472,000) of total unrecognized compensation costs relating to unvested share-based compensation awards and SARs, which are expected to be recognized over a weighted average period of 16 months.

During the three months ended March 31, 2014, the Company recognized $1,694,000 (March 31, 2013 - $2,062,000) in share-based compensation related to SARs.

In addition, the Company recognized $769,000 (March 31, 2013 - $374,000) in transaction fees that were capitalized to vessels under construction and $867,000 (March 31, 2013 - $876,000) in arrangement fees that were expensed in 2013 as refinancing expenses and costs. These fees were paid in class A common shares. The Company also recognized $150,000 (March 31, 2013 - $150,000) in share-based compensation expenses related to other stock-based awards.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.	Supplemental cash flow information:

Three months ended March 31,	2014	2013

Interest paid on debt	$20,361	$15,980
Interest received	81	787
Undrawn credit facility fee paid	981	281
Non-cash transactions:
Long-term debt for vessels under construction	62,020	16,600
Dividend reinvestment	14,675	6,622
Loan repayment for vessels under construction	10,600	3,080
Dividends on Series A preferred shares	3,395	9,050
Arrangement and transaction fees	769	1,956
Fair value of financial instrument	50,278	—

11.	Commitments and contingencies:

(a)	As of March 31, 2014, the minimum future revenues to be received on committed time charter party agreements and interest income from sales-type capital leases are approximately:

Remainder of 2014	$546,354
2015	776,457
2016	772,474
2017	711,708
2018	696,023
Thereafter	2,717,089

$6,220,105

The minimum future revenues are based on 100% utilization, relate to committed time charter party agreements currently in effect and assume no renewals or extensions.

(b)	As of March 31, 2014, based on the contractual delivery dates, the Company has outstanding commitments for installment payments for vessels under construction as follows:

Remainder of 2014	$401,170
2015	959,159
2016	466,347

$1,826,676

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.	Commitments and contingencies (continued):

(c)	As of March 31, 2014, the outstanding commitment under operating leases is as follows:

Remainder of 2014	$5,478
2015	7,351
2016	7,135
2017	7,231
2018	6,906
Thereafter	17,459

$51,560

(d)	At March 31, 2014, 39,081 contingent shares are issuable in April 2014. The contingent consideration arrangement requires the Company to pay the former owners of the Manager additional consideration of 39,081 of the Company’s Class A common shares for each of certain containerships ordered or acquired by the Company, GCI or Blue Water Commerce, LLC after December 12, 2011 and prior to August 15, 2014 and which are to be managed by the Manager or the Company.

12.	Concentrations:

The Company’s revenue is derived from the following customers:

Three months ended March 31,	2014	2013

COSCON	$74,657	$74,597
CSCL Asia	31,454	34,597
K-Line	18,775	18,778
HL USA	14,580	14,580
MOL	14,084	10,722
Other	14,433	11,650

	$167,983	$164,924

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.	Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of March 31, 2014, the fair value of the Company’s long-term debt is $2,772,874,000 (December 31, 2013 - $2,897,650,000) and the carrying value is $3,016,001,000 (December 31, 2013 - $3,241,618,000). As of March 31, 2014, the fair value of the Company’s other long-term liabilities is $584,335,000 (December 31, 2013 - $587,733,000) and the carrying value is $601,359,000 (December 31, 2013 - $611,603,000). The fair value of long-term debt and other long-term liabilities are estimated based on expected interest and principal repayments, discounted by forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these derivative instruments as Level 3 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.	Financial instruments (continued):

(b)	Interest rate derivative financial instruments:

As of March 31, 2014, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of March 31, 2014	Maximum notional amount (1)	Effective date	Ending date

5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017	(2)
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.9450%	281,970	281,970	January 30, 2014	May 31, 2019	(3)
5.6000%	188,000	188,000	June 23, 2010	December 23, 2021	(2)
5.0275%	111,000	111,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021	(2) (4)
5.2000%	84,480	84,480	December 18, 2006	October 2, 2015
5.4975%	54,900	54,900	July 31, 2012	July 31, 2019
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.
(3)	On January 30, 2014, the Company terminated its swap with an effective date of July 16, 2012 and a pay fixed rate of 5.175% and entered into a new swap with an effective date of January 30, 2014 and a pay fixed rate of 5.945%. The early termination of the swap resulted in a loss of $4,492,000.
(4)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty A) whereby Swaption Counterparty A has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration date of February 26, 2021. If Swaption Counterparty A exercises the swaption, the underlying swap effectively will offset the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021. This option was not exercised by Swaption Counterparty A.

In addition, the Company has entered into swaption agreements with a bank (Swaption Counterparty B) whereby Swaption Counterparty B has the option to require the Company to enter into interest rate swaps, by February 28, 2017, to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200,000,000 with an effective date of March 2, 2017 and an expiration date of March 2, 2027.

The swaption agreements with Swaption Counterparty B are subject to a master netting agreement but are each recorded at the gross amount on the balance sheet. At March 31, 2014, these swaptions had asset and liability values of $53,180,000 and $42,181,000, respectively (December 31, 2013 – asset of $60,181,000 and liability of $49,534,000).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.	Financial instruments (continued):

(b)	Interest rate derivative financial instruments (continued):

The following provides information about the Company’s interest rate derivatives:

Fair value of asset and liability derivatives:

	March 31, 2014	December 31, 2013

Fair value of financial instruments asset	$53,202	$60,188
Fair value of financial instruments liability	426,745	425,375

The following table provides information about losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

Three months ended March 31,	2014	2013

Loss on derivatives recognized in net earnings:
Change in fair value of financial instruments	$(36,343)	$(2,666)

Loss reclassified from AOCL to net earnings (1):
Interest expense	(1,192)	(1,579)
Depreciation and amortization	(213)	(223)

(1)	The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next twelve months is approximately $4,483,000.

(c)	Foreign exchange derivative instruments:

The Company is exposed to market risk from foreign currency fluctuations. The Company has entered into foreign currency forward contracts to manage foreign currency fluctuations. At March 31, 2014, the notional amount of the foreign exchange forward contracts is $12,400,000 (December 31, 2013 - $12,200,000) and the fair value liability is $468,000 (December 31, 2013 - $286,000).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2014 and 2013

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Subsequent events:

(a)	On April 3, 2014, the Company issued 13,800,000 senior unsecured notes at a price of $25.00 per note for gross proceeds of $345,000,000. These proceeds include $45,000,000 from the exercise of the underwriters’ option to purchase additional notes. The Company used a portion of the net proceeds to repay its $125,000,000 credit facility and the remaining net proceeds from the offering will be used for general corporate purposes, which may include funding vessel acquisitions and repayment of indebtedness under other outstanding credit facilities.

(b)	On April 9, 2014, the Company declared quarterly dividends of $0.59375, $0.496875 and $0.441146 per Series C, Series D and Series E preferred share, respectively, representing a total distribution of $13,033,000. The dividends were paid on April 30, 2014 to all shareholders of record on April 29, 2014.

(c)	On April 9, 2014, the Company declared a quarterly dividend of $0.345 per common share. The dividend was paid on April 30, 2014 to all shareholders of record as of April 21, 2014.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of March 31, 2014, we operated a fleet of 72 containerships and have entered into contracts for the purchase of an additional 17 newbuilding containerships, which have scheduled delivery dates through May 2016. Of our 17 newbuilding containerships, 15 will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term charter contracts for the remaining newbuilding containerships in the near future. The average age of the 72 vessels in our operating fleet was approximately seven years as of March 31, 2014.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 31, 2014, the charters on the 72 vessels in our operating fleet had an average remaining term of approximately five years, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as at March 31, 2014 were as follows:

Current Fleet
COSCON
CSAV
CSCL Asia
HL USA
Hanjin
Hapag-Lloyd
K-Line
MSC
MOL

Additional 15 Vessel Deliveries That Are Subject to Charter Contracts
Hanjin MOL Yang Ming Marine

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments

Vessel Delivery

On March 20, 2014, we accepted delivery of one 10000 TEU newbuilding containership, the Hanjin Buddha, bringing our operating fleet to a total of 72 vessels as of March 31, 2014. The Hanjin Buddha, which is the first vessel in our operating fleet constructed by New Jiangsu using our fuel-efficient SAVER design, commenced a ten-year, fixed-rate time charter with Hanjin on March 25, 2014. The Hanjin Buddha is the first of a total of three vessels that we expect to be chartered to Hanjin.

Time Charters

In February 2014, we signed long-term, fixed-rate time charter contracts with MOL for six fuel-efficient SAVER design 10000 TEU vessels to be constructed at New Jiangsu and Jiangsu Xinfu. The six previously announced newbuilding 10000 TEU vessels to be constructed at New Jiangsu and Jiangsu Xinfu will be used for these MOL time charters. Pursuant to our right of first refusal with Greater China Intermodal Investments, or GCI, we retained three of the 10000 TEU newbuilding containerships. The remaining three vessels remain subject to allocation under a right of first refusal agreement with GCI and Blue Water Commerce, LLC, or Blue Water.

Newbuilding Contracts and Time Charters

On March 31, 2014, we exercised options for the construction of four 10000 TEU newbuilding containerships at New Jiangsu or Jiangsu Xinfu. These vessels are scheduled for delivery through 2016 and will be constructed using our fuel-efficient SAVER design. Pursuant to our right of first refusal with GCI, we retained two of the 10000 TEU newbuilding containerships. The remaining two vessels remain subject to allocation under the right of first refusal agreement with GCI and Blue Water. We expect to sign long-term time charters for these vessels with one of the major container liner companies in the near future, although there is no assurance that we will be able to do so on acceptable terms, if at all.

Vessel Re-delivery

In the first quarter of 2014, the Madinah was re-delivered to us. In April 2014, the Madinah commenced a short-term time-charter for a minimum term of 80 days.

Issuance of Series E Preferred Shares

On February 13, 2014, we issued in a registered public offering 5,400,000 Series E preferred shares at a price of $25.00 per share for total net proceeds of approximately $130.4 million. Dividends are payable on the Series E preferred shares at a rate of 8.25% per annum of the stated liquidation preference of $25.00 per share. We intend to use the net proceeds for general corporate purposes, which may include funding vessel acquisitions.

Refinancing of $1.0 Billion Credit Facility

On December 23, 2013, we entered into an agreement to extend and refinance our $1.0 billion credit facility, or the Facility. Under the terms of the amended Facility, which became effective on January 31, 2014, the maturity date was extended from May 2015 to May 2019, and the outstanding amount of the Facility was reduced to $433.8 million and now bears interest at market rates. In January 2014, we funded this reduction in principal by drawing $340.0 million under existing credit facilities, one of which is secured by certain vessels that were pledged as collateral under the Facility, and approximately $260.0 million of cash on hand.

Conversion of Series A Preferred Shares and Resignation and Appointment of Directors

On January 30, 2014, our then outstanding 200,000 outstanding Series A preferred shares automatically converted into a total of 23,177,175 Class A common shares pursuant to the rights and restrictions attached to our Series A preferred shares. The Series A preferred shares automatically converted to Class A common shares at a price of $15.00 per share since the 30 day average trading price of the common shares was equal to or above $15.00. Based on the closing price of our Class A common shares on January 30, 2014, the issuance of these additional Class A common shares increased our market capitalization by approximately $500.0 million, for an aggregate Class A common share market capitalization of over $2.0 billion at January 31, 2014.

Prior to conversion, the holders of our Series A preferred shares had the right to appoint up to two directors to our board of directors. The Series A preferred shareholders appointed George H. Juetten to the board of directors and he has served as a director since July 2009 and as chair of the audit committee since September 2009. Upon conversion of the Series A preferred shares and termination of the right of the Series A preferred shareholders to appoint Mr. Juetten to our board of directors, (a) David Lyall resigned as a Class I director, (b) the board of directors was expanded to nine members, (c) Mr. Lyall became a Class III director to fill the vacancy arising from the expansion of the board of directors and will serve as a director until the 2014 annual meeting of shareholders and (d) Mr. Juetten became a Class I director to fill the vacancy arising from Mr. Lyall’s resignation as a Class I director and will serve as a director until the 2015 annual meeting of shareholders.

Results of Special Meeting of Shareholders

We held a special meeting of shareholders on January 28, 2014 to vote on separate proposals to amend our articles of incorporation to (a) increase the number of our authorized shares of preferred stock from 65,000,000 to 150,000,000, with a corresponding increase in the number of authorized shares of capital stock from 290,000,100 to 375,000,100 and (b) declassify the board of directors and provide for the annual election of all directors. The proposal to increase the number of our authorized shares of preferred stock and capital stock was approved by shareholders at the meeting; the proposal to declassify the board of directors was not approved by shareholders.

Recent Developments

Issuance of $345.0 Million 6.375% Senior Unsecured Notes Due 2019

On April 3, 2014, we issued in a registered public offering $345.0 million of senior unsecured notes due 2019 (the “Notes”), including the exercise in full of the underwriters’ option to purchase an additional $45.0 million of Notes. The Notes mature on April 30, 2019 and bear interest at a rate of 6.375% per year, payable quarterly. We used a portion of the net proceeds to repay our $125.0 million unsecured credit facility and the remaining net proceeds from the offering will be used for general corporate purposes, which may include funding vessel acquisitions and repayment of indebtedness under other outstanding credit facilities.

Dividends

On April 9, 2014, our board of directors declared cash dividends on our common and preferred shares as follows:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.345	January 1, 2014 to March 31, 2014	April 21, 2014	April 30, 2014
Series C preferred shares	SSW PR C	$0.59375	January 30, 2014 to April 29, 2014	April 29, 2014	April 30, 2014
Series D preferred shares	SSW PR D	$0.496875	January 30, 2014 to April 29, 2014	April 29, 2014	April 30, 2014
Series E preferred shares	SSW PR E	$0.441146	February 13, 2014 to April 29, 2014	April 29, 2014	April 30, 2014

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 72 operating vessels as of March 31, 2014:

VESSEL NAME	VESSEL CLASS (TEU)	YEAR BUILT	CHARTER START DATE	CHARTERER	LENGTH OF CHARTER	DAILY CHARTER RATE
						(in thousands)
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	$55.0
COSCO Pride (1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith (1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
Hanjin Buddha	10000	2014	3/25/14	Hanjin	10 years + one 2-year option	43.0	(2)
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5	(3)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5	(3)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(4)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(4)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(5)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(5)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(5)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(5)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(5)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(5)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(5)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(5)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	14.5	(6)
MSC Manu	4800	1988	11/15/11	MSC	5 years	14.5	(6)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	14.5	(6)
MSC Carole	4800	1989	10/12/11	MSC	5 years	14.5	(6)
MOL Excellence	4600	2003	6/13/13	MOL	2 years + one 1-year option	Market rate	(7)
MOL Efficiency	4600	2003	7/4/13	MOL	2 years + one 1-year option	Market rate	(7)
Brotonne Bridge (1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(8)
Brevik Bridge (1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(8)
Bilbao Bridge (1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(8)
Berlin Bridge (1)	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(8)
Budapest Bridge (1)	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(8)
Seaspan Hamburg	4250	2001	11/3/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate	(7)
Seaspan Chiwan	4250	2001	12/29/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate	(7)
Seaspan Ningbo	4250	2002	9/7/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate	(7)
Seaspan Dalian	4250	2002	7/17/13	Hapag-Lloyd	Up to 30 months +one 6 to 12 month option	Market rate	(7)
Seaspan Felixstowe	4250	2002	7/24/13	Hapag-Lloyd	Up to 30 months + one 6 to 12 month option	Market rate	(7)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	10/19/05	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(10)
Dubai Express	4250	2006	1/3/06	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(10)
Jakarta Express	4250	2006	2/21/06	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(10)
Saigon Express	4250	2006	4/6/06	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(10)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(10)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(10)
Santos Express	4250	2006	11/13/06	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(10)

VESSEL NAME	VESSEL CLASS (TEU)	YEAR BUILT	CHARTER START DATE	CHARTERER	LENGTH OF CHARTER	DAILY CHARTER RATE
						(in thousands)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(10)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options (9)	18.0	(10)
CSAV Loncomilla	4250	2009	4/28/09	CSAV	6 years	25.9
CSAV Lumaco	4250	2009	5/14/09	CSAV	6 years	25.9
CSAV Lingue	4250	2010	5/17/10	CSAV	6 years	25.9
CSAV Lebu	4250	2010	6/7/10	CSAV	6 years	25.9
Madinah (1)(11)	4250	2009	—	—	—	—
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.8	(12)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.8	(12)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.8	(12)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.8	(12)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.8	(12)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.8	(12)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.8	(12)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.8	(12)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	Hanjin has an initial charter of 10 years with a charter rate of $43,000 per day for the initial term and $44,500 per day during the two-year option. The initial charter commenced on March 25, 2014.
(3)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(4)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.
(5)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(6)	MSC has a bareboat charter of five years with a charter rate of $10,000 per day for the first two years, increasing to $14,500 per day after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.
(7)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), the vessel is being chartered at current market rates.
(8)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.
(9)	For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired, and these charters have been automatically extended pursuant to their terms.
(10)	HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day for the first one-year option remaining, increasing to $18,500 per day for the second one-year option remaining.
(11)	This vessel commenced a short-term time charter at market rates on April 1, 2014.
(12)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of March 31, 2014 we have contracted to purchase 17 newbuilding containerships which have scheduled delivery dates through May 2016. These vessels consist of the following:

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 985	10000	10 years + one 2-year option	Hanjin	2014	Jiangsu Xinfu
Hull No. 993	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu
Hull No. 1006	10000	8 years + one 2-year option	MOL	2014	New Jiangsu and Jiangsu Xinfu
Hull No. 1008	10000	8 years + one 2-year option	MOL	2014	New Jiangsu and Jiangsu Xinfu
Hull No. 2638	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2640	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2642	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2643	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2645	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2647	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 1037	14000	Minimum 6 years to maximum of 10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 1039	14000	Minimum 6 years to maximum of 10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 1100	10000	8 years + one 2-year option	MOL	2015	New Jiangsu and Jiangsu Xinfu
Hull No. 1102	10000	8 years + one 2-year option	MOL	2015	New Jiangsu and Jiangsu Xinfu
Hull No. 1104	10000	— (2)	— (2)	2015	New Jiangsu and Jiangsu Xinfu
Hull No. 1105	10000	— (2)	— (2)	2015	New Jiangsu and Jiangsu Xinfu
Hull No. 1106	10000	8 years + one 2-year option	MOL	2016	New Jiangsu and Jiangsu Xinfu

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.
(2)	We expect to enter into a long-term charter for this vessel in the near future.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of March 31, 2014:

	Quarter Ended March 31, 2014	Scheduled for the year ended December 31,
		2014	2015	2016
Owned and leased vessels, beginning of year	71	71	76	86
Deliveries	1	5	10	3

Total, end of period	72	76	86	89

Managed vessels, beginning of year	2	2	6	14
Deliveries	—	4	8	6

Total, end of period	2	6	14	20

Total Fleet	74	82	100	109
Total Capacity (TEU)	433,500	513,500	733,500	843,500

Quarter Ended March 31, 2014 Compared with Quarter Ended March 31, 2013

The following is a discussion of our financial condition and results of operations for the quarters ended March 31, 2014 and 2013. The following provides information about our fleet as of March 31, 2014 and excludes vessels that are managed for third parties, unless otherwise indicated:

Number of vessels in operation	72
Average age of fleet	7 years
TEU capacity	424,300
Average remaining initial term on outstanding charters	5 years

At the beginning of 2014, we had 71 vessels in operation. We accepted delivery of one newbuilding vessel during the quarter ended March 31, 2014, bringing our fleet to a total of 72 vessels in operation as at March 31, 2014. Revenue from time charters is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Quarter Ended March 31,		Increase
	2014	2013	Days	%
Operating days	5,969	5,620	349	6.2%
Ownership days	6,037	5,850	187	3.2%

Our vessel utilization for the quarters ended March 31, 2014 and 2013 is as follows:

Quarter ended March 31,	2014	2013

Vessel Utilization:
Ownership Days	6,037	5,850
Less Off-hire Days:
Scheduled 5-Year Survey	(10)	—
Unscheduled Off-hire (1)	(58)	(230)

Operating Days	5,969	5,620

Vessel Utilization	98.9%	96.1%

(1)	Unscheduled off-hire includes days related to vessels off-charter.

Our consolidated financial results for the quarters ended March 31, 2014 and 2013 are summarized below:

Financial Summary (in millions of USD)	Quarter Ended March 31,		Change
	2014	2013	$	%

Revenue	$168.0	$164.9	$3.1	1.9%
Ship operating expense	41.3	37.5	3.7	9.9%
Depreciation and amortization expense	43.7	42.8	1.0	2.3%
General and administrative expense	8.0	7.8	0.3	3.2%
Operating lease expense	1.1	1.1	—	1.6%
Interest expense	17.6	15.5	2.1	13.4%
Change in fair value of financial instruments	36.3	2.7	33.7	1263.2%

Revenue

Revenue increased by 1.9% for the quarter ended March 31, 2014 over the same period for 2013. This is due primarily to the impact of a full quarter of revenue contribution from the two 4600 TEU secondhand vessels delivered in mid-2013, a decrease in unscheduled off-hire and the delivery of one vessel in March 2014. These increases were partially offset by lower charter rates for three vessels which were on short-term charters during the quarter ended March 31, 2014 and an increase in scheduled off-hire.

The increase in operating days and the related financial impact thereof for the quarter ended March 31, 2014 relative to the corresponding period in 2013, is attributable to the following:

	Quarter Ended March 31, 2014
	Operating Days Impact	$ Impact (in millions)
2014 vessel delivery	7	$0.3
Full period contribution for 2013 vessel deliveries	180	3.5
Change in daily charterhire rate and re-charters	—	(1.8)
Scheduled off-hire	(10)	(0.3)
Unscheduled off-hire	172	1.4
Vessel management revenue	—	0.1
Other	—	(0.1)

Total	349	$3.1

Vessel utilization was 98.9% for the quarter ended March 31, 2014, compared to 96.1% for the same period in 2013.

The increase in vessel utilization for the quarter ended March 31, 2014, compared to the same period in 2013, was primarily due to a 172-day decrease in unscheduled off-hire. In the first quarter of 2014, there were 58 days of unscheduled off-hire which included 51 off-charter days for one of our 4250 TEU vessels compared to 230 days of unscheduled off-hire in the first quarter of 2013, which included 221 off-charter days for four of our 4250 TEU vessels. During the quarter ended March 31, 2014, there was one scheduled dry-docking that resulted in 10 days of scheduled off-hire, compared to no scheduled dry-dockings during the quarter ended March 31, 2013.

Our cumulative vessel utilization since our initial public offering in August 2005 through March 31, 2014 is approximately 98.9% or 99.3% if the impact of off-charter days is excluded.

Ship Operating Expense

Ship operating expense for the quarter ended March 31, 2014 increased by $3.7 million, or 9.9%, to $41.3 million compared to the same period in 2013, due primarily to an increase in crew wages, spares expense and ownership and managed days. Ownership and managed days increased by 3.1% in the first quarter of 2014, compared to the same period in 2013, which contributed to the increase in ship operating expense. Crew wages increased due to an increase in number of crew as well as the earlier timing of wage increases that occurred in the first quarter of 2014 compared to the third quarter in the prior year. In addition, the purchase of stores and spare parts expense occurred earlier in 2014 than in 2013. We expect ship operating expense to increase as our fleet ages and as the average size of our vessels increases.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the quarter ended March 31, 2014 was due to the increase in the size of our fleet. Two vessels were delivered in mid-2013 and a full quarter of depreciation for these vessels was expensed in the first quarter of 2014.

General and Administrative Expense

General and administrative expense for the quarter ended March 31, 2014 increased by $0.3 million, or 3.2%, to $8.0 million, compared to the same period in 2013. There were no significant changes to our general and administrative expenses compared to the same period in 2013.

Interest Expense

As at March 31, 2014, we had total borrowings of $3.6 billion, which consisted of long-term debt of $3.0 billion and other long-term liabilities of $0.6 billion. As at March 31, 2014, our operating borrowings were $3.3 billion. Interest expense is comprised primarily of interest incurred on long-term debt and other long-term liabilities relating to operating vessels at either the variable rate calculated by reference to LIBOR plus the applicable margin or at fixed rates. Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed-rate on operating debt is recorded in our change in fair value of financial instruments. Interest expense also includes a non-cash reclassification of amounts from accumulated other comprehensive loss related to previously designated hedging relationships. Interest incurred on our borrowings related to our vessels under construction is capitalized to the cost of the respective vessels under construction.

Although operating borrowings decreased for the quarter ended March 31, 2014, the increase in interest expense was primarily due to certain of our term loans which have higher margins and fixed interest rates.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $36.3 million for the quarter ended March 31, 2014, compared to a loss of $2.7 million for the same period in 2013. The change in fair value for the quarter was primarily due to decreases in the forward LIBOR curve, the early termination of one of our swaps and the effect of the passage of time. The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps and swaptions of approximately $110.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps and swaptions of approximately $10.0 million.

All of our interest rate swap agreements and our swaption agreements were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2013 Annual Report for additional information.

Liquidity and Capital Resources

Liquidity

As at March 31, 2014, our cash and cash equivalents and short-term investments totaled $289.1 million. Our primary short-term liquidity needs are to fund our operating expenses, newbuilding installment payments, debt repayments, lease payments and payment of our quarterly dividends. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to purchase, debt repayment, lease payments and any open market repurchases of common and preferred shares. Our long-term liquidity needs primarily relate to potential future vessel acquisitions, debt repayment and lease payments, any open market repurchases of common shares, and the future potential redemption of our preferred shares and Notes. The Series C preferred shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, which is subject to increase if, among other things, we do not redeem the shares in whole by January 30, 2017. The Series C preferred shares are redeemable by us at any time on or after January 30, 2016. The Series D preferred shares carry an annual dividend rate of 7.95% per $25 of liquidation preference per share. The Series D preferred shares are redeemable by us at any time on or after January 30, 2018. The Series E preferred shares carry an annual dividend rate of 8.25% per $25 of liquidation preference per share. The Series E preferred shares are redeemable by us at any time on or after February 13, 2019. The Notes bear interest at a rate of 6.375% per year and mature in April 2019.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facilities, new credit facilities, new lease obligations, debt financings, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and debt or equity financings. As of March 31, 2014, the estimated remaining installments on the 17 vessels we had contracted to purchase was approximately $1.4 billion, which we will fund primarily from our existing and future credit facilities, cash from operations, proceeds from our prior preferred share offerings and proceeds from our recent Notes offering. Future debt or equity issuances may be considered for growth.

The following table summarizes our credit facilities and lease obligations as of March 31, 2014:

In millions of USD	Amount Outstanding (1)	Amount Committed	Amount Available

Credit Facilities
Revolving credit facilities (2)	$1,226.0	$1,259.8	$33.8
Term loan credit facilities	1,790.0	2,154.7	364.7

Total Credit Facilities	3,016.0	3,414.5	398.5

Lease Facilities
Leases for five 4500 TEU vessels (limited recourse to Seaspan Corporation)	376.5	376.5	—
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	96.6	96.6	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	128.3	128.3	—

Total Lease Facilities	601.4	601.4	—

Total Credit and Lease Facilities (3)	$3,617.4	$4,015.9	$398.5

(1)	Includes amounts owed by wholly owned subsidiaries of Seaspan Corporation, which are non-recourse to Seaspan Corporation.
(2)	Includes a $4.1 million line of credit which was undrawn as at March 31, 2014.
(3)	At March 31, 2014, our operating borrowings were $3.3 billion (December 31, 2013 - $3.5 billion). The remaining of our borrowings related to the construction of newbuilding vessels.

Credit and Lease Facilities

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. Our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 69 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of March 31, 2014, our revolving credit facilities and term loans provided for borrowings of up to approximately $3.4 billion, of which approximately $3.0 billion was outstanding and $398.5 million was available to be drawn by us subject to certain conditions. Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 0.9% as of March 31, 2014. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loans, excluding six term loans totaling $149.0 million, are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of March 31, 2014 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of March 31, 2014.

We may prepay all term loans without penalty, other than breakage costs in certain circumstances and in one case a prepayment fee under certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may not be re-borrowed.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities are provided by bank financial leasing owners who own our eight leased vessels, including one operating lease. These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels. We do not include our operating lease as part of our lease facilities.

As at March 31, 2014, we had lease obligations of approximately $601.4 million. Under our lease agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate a lease agreement. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances.

One of our subsidiaries is a party, as lessee, to lease agreements for a lease facility used to finance the acquisition of five 4500 TEU vessels. The lessor has retained title to the vessels and remains our subsidiary’s counterparty but has transferred its entire leasing business to its parent company. All of those vessels have been delivered and have commenced operations under 12-year fixed-rate time charters with K-Line. Our subsidiary is a party to each of the time charters with K-Line and we have guaranteed the performance of its obligations to K-Line. Our subsidiary’s obligations under this facility are secured by a general assignment of earnings (including under the time charters for the vessels), insurances and requisition hire for each vessel, and a corporate guarantee issued by us that is limited to a fixed amount of the obligations. In connection with this guarantee, we have placed $60.0 million of restricted cash in a deposit account over which the lessor has a first priority interest.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects - C. Liquidity and Capital Resources” in our 2013 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Quarter Ended March 31,
	2014	2013
	(in thousands of USD)
Net cash flow from operating activities	$74,168	$34,283
Net cash flow used in financing activities	(192,863)	(52,248)
Net cash flow used in investing activities	(70,335)	(89,495)

Operating Cash Flows

Net cash flows from operating activities were $74.2 million for the quarter ended March 31, 2014, an increase of $39.9 million over the comparable period in 2013.

The increase in net cash flows from operating activities for the quarter ended March 31, 2014, compared to the same period of 2013, was primarily due to an increase in cash related to working capital of $45.2 million, partially offset by a decrease in net earnings, excluding non-cash items, of $5.3 million. The increase in cash related to working capital resulted primarily from a decrease in the change in our accounts receivable balance from the current quarter over the comparable quarter in 2013 and from collections on our deferred revenue. During the quarter ended March 31, 2013, accounts receivable increased by $20.7 million primarily as a result of newbuilding installment payments paid by us on behalf of GCI. Deferred revenue decreased due to later timing of cash receipts from our charterers compared to the first quarter of 2013. These changes in working capital are in the normal course of our operations.

The decrease in net earnings, excluding non-cash items, was primarily due to an increase in interest expense of $2.1 million, an increase in swap settlements of $1.9 million, and an increase in ship operating expenses of $3.7 million, partially offset by an increase in revenue of $3.1 million. The increase in ship operating expense was due primarily to an increase in crew wages, spares expense and ownership and managed days. This increase was partially offset by an increase in revenue resulting primarily from the impact of a full quarter of contribution from the two 4600 TEU secondhand vessels delivered in mid-2013 and one newbuilding vessel delivered in March 2014. The increase in interest expense was primarily due to certain of our term loans which have higher margins and fixed interest rates. The increase in swap settlements was due to a realized loss on early termination on one of our swaps in January 2014, partially offset by a lower notional on the new swap which we entered into in January 2014.

Financing Cash Flows

Net cash flows used in financing activities were $192.9 million for the quarter ended March 31, 2014, an increase in cash used of $140.6 million, compared to the same period of 2013.

The increase in cash used in financing activities was primarily due to the repayment of credit facilities and payment of dividends, partially offset by the issuance of preferred shares and lower financing fees. The repayment of credit facilities increased by $606.6 million due primarily to $598.9 million used to repay our $1.0 billion credit facility. The repayment of the $1.0 billion credit facility was partially offset by the drawdown of $340.0 million under existing credit facilities. Dividend payments on our common shares increased by $5.1 million due to an increase in our common share dividend from $0.25 per share to $0.3125 per share and the issuance of 3,500,000 common shares in November 2013. Dividend payments on our preferred shares increased by $1.4 million primarily due to dividends paid on 2,000,000 additional Series D preferred shares issued in November 2013. The use of cash for financing activities was partially offset by proceeds of $130.5 million from the issuance of Series E preferred shares in February 2014. We also incurred $11.4 million less in financing fees due to the new loan facilities that were entered into during January 2013.

Investing Cash Flows

Net cash flows used in investing activities were $70.3 million for the quarter ended March 31, 2014, a decrease of $19.2 million compared to the same period of 2013. The decrease in cash used was primarily due to a reduction of cash invested in short-term investments of $30.3 million as well as proceeds from the maturity of $9.9 million in the current quarter. The net decrease was partially offset by an increase in expenditures on vessels of $20.4 million. The increase in expenditures on vessels is attributable to the increased size of our newbuilding fleet and related installment payments compared to the same quarter of 2013.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately seven years. Capital expenditures primarily relate to our regularly scheduled dry-dockings. In the first quarter of 2014 and 2013, we commenced one and nil dry-dockings, respectively. The vessel that dry-docked during the quarter ended March 31, 2014 underwent its first five-year dry-docking. In the remainder of 2014, we expect six vessels and one vessel to undergo their five and 10-year dry-dockings, respectively.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, in order to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following:

•	the remaining lives of our vessels;

•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;

•	future market charter rates for our vessels, particularly when they come off charter, which are currently unknown;

•	our future operating and interest costs, particularly after the acquisition of our Manager now that our operating costs are subject to market fluctuation;

•	future operating and financing costs are unknown and we use forward currency contracts and interest rate swaps to manage certain currency and interest rate risks;

•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;

•	capital expenditures to comply with environmental regulations; and

•	unanticipated future events and other contingencies.

Please read “Item 3. Key Information - D. Risk Factors” in our 2013 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

	Quarter Ended March 31,
	2014	2013
	(in thousands of USD, except per share amounts)
Dividends on Class A common shares
Declared, per share	$0.3125	$0.25
Paid in cash	14,318	9,172
Reinvested in common shares through dividend reinvestment plan	14,675	6,622

	$28,993	$15,794

Dividends on preferred shares
Series A, accrued (1)	$3,395	$9,050

Series C, paid in cash	$8,114	$8,313

Series D, paid in cash	$2,426	$806

Series E, paid in cash	$—	$—

(1)	On January 30, 2014, our Series A preferred shares automatically converted into a total of 23,177,175 Class A common shares.

On April 9, 2014, our board of directors declared cash dividends on our common and preferred shares as follows:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.345	January 1, 2014 to March 31, 2014	April 21, 2014	April 30, 2014
Series C preferred shares	SSW PR C	$0.59375	January 30, 2014 to April 29, 2014	April 29, 2014	April 30, 2014
Series D preferred shares	SSW PR D	$0.496875	January 30, 2014 to April 29, 2014	April 29, 2014	April 30, 2014
Series E preferred shares	SSW PR E	$0.441146	February 13, 2014 to April 29, 2014	April 29, 2014	April 30, 2014

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects - D. Critical Accounting Estimates” in our 2013 Annual Report.

Recent Accounting Developments

None.

Off-Balance Sheet Arrangements

At March 31, 2014, we had no off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended March 31, 2014 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenue, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only at the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, but are not limited to:

•	future operating or financial results;

•	future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	our expectations relating to dividend payments and our ability to make such payments;

•	future dividends, including the amount and timing of payment thereof for the four quarters of 2014;

•	the declaration of dividends and related payment dates by our board of directors;

•	potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition opportunities, vessel financing arrangements and related benefits relating to our venture with GCI;

•	the effects of the acquisition of our Manager on our operations and results;

•	the effects of grants of stock appreciation rights to our chief executive officer and certain members of management on our general and administrative expenses;

•	the amounts of any payments to the former owners of our Manager related to fleet growth;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to borrow funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts or the useful lives of our vessels;

•	our continued ability to enter into primarily long-term, fixed-rate time charters with our existing customers or new customers, including certain of the 10000 TEU newbuilding containerships;

•	the repurchase plan for our Series C preferred shares;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	our expectations as to any impairment of our vessels;

•	the future valuation of goodwill;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•	the economic downturn and crisis in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	taxation of our company and of distributions to our shareholders;

•	our exemption from tax on our U.S. source international transportation income;

•	potential liability from future litigation; and

•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in “Item 3. Key Information - D. Risk Factors” in our 2013 Annual Report.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks and we have entered into foreign currency forward contracts to manage foreign currency fluctuations. We do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of March 31, 2014, our floating-rate borrowings totaled $3.0 billion and we had entered into interest rate swap and swaption agreements to fix the rates on a notional principal of $2.1 billion. As of March 31, 2014, these interest rate swaps and swaptions had a fair value of $53.2 million in our favor and $426.3 million in the counterparties’ favor.

The tables below provide information about our financial instruments at March 31, 2014 that are sensitive to changes in interest rates. Please read notes 10 and 11 to our consolidated financial statements included in our 2013 Annual Report, which provide additional information with respect to our credit and lease facilities. The information in this table is based upon our credit and lease facilities.

	Principal Payment Dates
(in thousands)	2014	2015	2016	2017	2018	Thereafter

Credit Facilities:
Bearing interest at variable interest rates (1)	90,943	174,238	186,522	246,848	191,122	1,851,144
Lease Facilities:
Bearing interest at variable interest rates	8,745	14,534	15,419	16,408	17,484	152,264

(1)	Represents principal payments on our credit facilities that bear interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR base rate. For the purpose of this table, principal repayments are determined based on contractual repayments in the commitment reduction schedules for each related facility.

As of March 31, 2014, we had the following interest rate swaps outstanding (in thousands of USD):

Fixed per annum rate swapped for LIBOR	Notional Amount as of March 31, 2014	Maximum Notional Amount (1)	Effective Date	Ending Date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.9450%	281,970	281,970	January 30, 2014	May 31, 2019 (2)
5.6000%	188,000	188,000	June 23, 2010	December 23, 2021
5.0275%	111,000	111,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021 (3)
5.2000%	84,480	84,480	December 18, 2006	October 2, 2015
5.4975%	54,900	54,900	July 31, 2012	July 31, 2019
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	On January 30, 2014, the Company terminated its swap with an effective date of July 16, 2012 and a pay fixed rate of 5.175% and entered into a new swap with an effective date of January 30, 2014 and a pay fixed rate of 5.945%. The early termination of the swap resulted in a loss of $4,492,000.
(3)	We have entered into a swaption agreement with a bank (Swaption Counterparty A) whereby Swaption Counterparty A has the option to require us to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If Swaption Counterparty A exercises the swaption, the underlying swap effectively offsets our 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021. This option was not exercised by Swaption Counterparty A.

We have entered into swaption agreements with a bank (“Swaption Counterparty B”) whereby Swaption Counterparty B has the option to require us to enter into interest rate swaps, by February 28, 2017, to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200.0 million with an effective date of March 2, 2017 and an expiration date of March 2, 2027.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As at March 31, 2014, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of March 31, 2014. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

You should consider the factors discussed in “Item 3. Key Information - D. Risk Factors” in our 2013 Annual Report, which could materially affect our business, results of operations or financial condition.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

In January 2014, our 200,000 outstanding Series A preferred shares automatically converted into a total of 23,177,175 Class A common shares pursuant to the terms of our articles of incorporation. The Series A preferred shares were issued pursuant to the Preferred Stock Purchase Agreement, dated as of January 22, 2009, between us, Deep Water Holdings, LLC, Tiger Container Shipping Co. Ltd., Copperlion Capital (KRW) I Limited Partnership and Copperlion Capital (KLW) I Limited Partnership and qualified for an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The Series A preferred shares were issued to Deep Water Holdings, LLC, Tiger Container Shipping Co., Ltd., the Kyle Roy Washington 1999 Trust II (as successor in interest) and the Kevin Lee Washington 1999 Trust II (as successor in interest).

In January 2014, we issued to the Kevin Lee Washington 1999 Trust II, the Kyle Roy Washington 2005 Irrevocable Trust and Thetis Holdings Ltd. as the former owners of our Manager, each of whom is an accredited investor, a total of 273,564 shares of our Class A common stock as additional purchase price for the acquisition of our Manager. The shares were issued pursuant to the terms of the Share Purchase Agreement dated January 27, 2012 between us and the former owners of our Manager and qualified for an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

During the three months ended March 31, 2014, we issued to Tiger Ventures Limited, an accredited investor, a total of 40,185 shares of our Class A common stock as consulting compensation pursuant to the Financial Services Agreement, dated as of March 14, 2011, between us and Tiger Ventures Limited. The issuances qualified for an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

The Kevin Lee Washington 1999 Trust II, the Kyle Roy Washington 2005 Irrevocable Trust and the Kyle Roy Washington 1999 Trust II are trusts established for sons of Dennis R. Washington, including Kyle Washington, co-chairman of our board of directors. Dennis R. Washington controls Deep Water Holdings, LLC, which is our largest shareholder. Thetis Holdings Ltd., Tiger Ventures Limited and Tiger Container Shipping Co. Ltd. are indirectly owned by our director, Graham Porter. For additional information about certain relationships and transactions between us and certain selling securityholders, please read “Major Shareholders and Related Party Transactions” in our Annual Report on Form 20-F.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

The Company’s 2014 Annual Meeting of Shareholders was held on April 25, 2014. Briefly described below is each matter voted on at the meeting:

(1)

Election of the following individuals, nominated by the board of directors, to hold office as Class III Directors of the board of directors of the Company for a term of three years. There was no solicitation in opposition to the board’s nominees for the directors listed in our definitive proxy statement dated March 13, 2014, and all such nominees were elected.

Name	Number of Shares Voted		Broker Non-Votes
	For	Withheld
John C. Hsu	74,483,461	205,911	11,131,236
David Lyall	71,223,822	3,465,550	11,131,236
Peter S. Shaerf	74,479,996	208,476	11,132,136

The other members of the board of directors are: Class I Directors: Kyle R. Washington, Nicholas Pitts-Tucker and George H. Juetten (terms expiring at the 2015 annual shareholder meeting); and Class II Directors: Gerry Wang, Graham Porter, Harald H. Ludwig, and Graham Porter (terms expiring at the 2016 annual shareholder meeting).

(2)	Ratification of the appointment of KPMG LLP, Chartered Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2014. Total common stock voted was 85,457,865 in favor, 205,515 opposed, 138,969 abstained and 18,259 broker non-votes. The appointment of KPMG LLP as the independent auditors for the fiscal year ending December 31, 2014 was ratified.

(3)	Adoption of an amendment to the Company’s articles of incorporation to declassify the board of directors and provide for the annual election of the members of the board of directors. Total common stock voted was 74,324,389 in favor, 237,004 opposed, 109,714 abstained and 11,149,501 broker non-votes. The adoption of an amendment to the Company’s articles of incorporation was not passed.

(4)	Adoption of an amendment to the Company’s articles of incorporation to increase the size of the board of directors from nine to 11 directors. Total common stock voted was 73,751,234 in favor, 790,008 opposed, 129,862 abstained and 11,149,504 broker non-votes. The adoption of an amendment to increase the size of the Company’s board of directors was not passed.

(5)	Adoption of an amendment to the Company’s articles of incorporation and bylaws to decrease the shareholder supermajority voting requirements to amend certain articles of incorporation and by-laws from 80% to 66 2/3%. Total common stock voted was 73,459,974 in favor, 1,019,349 opposed, 191,780 abstained and 11,149,505 broker non-votes. The adoption of an amendment to the Company’s articles of incorporation and by-laws was not passed.

Item 6 — Exhibits

None.